Approval of the integration agreement between Shinhan Bank and Chohung Bank

Both Shinhan Bank and Chohung Bank, wholly-owned-subsidiaries of Shinhan Financial Group (NYSE: SHG), held the general shareholders’ meeting approving the terms and conditions of the integration agreement. In addition, Chohung Bank and Shinhan card, respectively, approved consolidation of Chohung Bank’s Credit Card operation with Shinhan Card at the general shareholders’ meeting.

As results of the general shareholders’ meeting of Chohung Bank two(2) executive directors (Shin Sang Hoon, Cho Jae Ho) and 8 outside directors (Lee In Ho, Lee Jae Woo, Kwon Dong Hyun, Jeong Kap Young, Park Kyung Suh, Kim Dae Sik, Seo Sang Rock, Kim Chi Ho) were appointed.
Mr. Shin Sang Hoon has been appointed as new President & CEO of the integrating new bank that will be established in April 2006.
Also, Mr. Hong Sung Kyun has been appointed as President & CEO of the integrating credit card company.

Finally, the board of directors of Shinhan Bank decided to convene a shareholders’ meeting for fiscal year 2005 financial statements approval and dividend payment to the parent company, Shinhan Financial Group on March 21, 2006.